

# Andrea Kirschner

Interim CFO at The Cookie Department, Inc.

Tampa/St. Petersburg, Florida Area

Message     **· · ·**

**The Cookie Department, Inc.**

 **George Mason University - School of Business**

 See contact info

 405 connections

Areas of Expertise: Finance Planning and Analysis • Process Improvement • Profit & Loss Accountability • Policy Development • Budgets & Forecasts • Strategic Business Planning • Change Management • Expense Controls & Reduction • Strong Quantitative Skills • Market Trend Identificatio...

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## Experience

**Interim CFO**
The Cookie Department, Inc.
Feb 2016 – Present · 2 yrs 7 mos
Greater Los Angeles Area

**Managing Partner**
Iduna Concepts
Jul 2015 – Present · 3 yrs 2 mos

 **Consultant FP&A and Special Projects**
Diversified Maintenance Systems, LLC
Jun 2014 – Present · 4 yrs 3 mos
Tampa/St. Petersburg, Florida Area
Designed, implemented and currently oversee the new companywide incentive and sales commission programs
Implemented CRM Application Salesforce
Implemented new analytics/metrics based financial reporting tool for customer bas... See more

 **Director FP&A**
Cunningham Lindsey
Aug 2011 – Apr 2014 · 2 yrs 9 mos
Tampa/St. Petersburg, Florida Area
Managing the division's overall financial performance and reporting functions. Driving the development and execution of an in-year forecasting process that gives management timely and accurate information about financial performance. Leading the annual budgeting and planning processes including developing the tools used in the process and executin... See more

 **HSN**
10 yrs

○ **Operating Vice President, Finance**
2007 – Jun 2011  · 4 yrs
Tampa/St. Petersburg, Florida Area

Fiduciary & planning responsibilities of $ 100M+ cost budget encompassed but were not limited to the three largest cost areas of the business (Broadcasting, Marketing, Call Center). In charge of developing financial projections for company's SMA & cause related efforts and analyzing performance. Managed the identification, assessment, and implementati... See more

○ **OVP International Business Development**
2006 – 2007  · 1 yr
Tampa/St. Petersburg, Florida Area

Key business partner and contributor to company international development strategies, growth methodologies, and strategic and business planning processes. Identified market opportunities and decision-makers, built strategic relationships and communicated in multicultural business environments to ensure company's most profitable growth opportunities. Develope... See more

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## Education

**George Mason University - School of Business**
MBA, Inl Business & Finance
1996 – 1998

**Shippensburg University of Pennsylvania**
BSBA, Intl Business & Finance
1992 – 1996

**Maria Ward Gymnasium - Nuernberg/Germany**
High School Diploma
1992

## Skills & Endorsements

**Forecasting** · 39

Endorsed by **Michael Attinella and 3 others who are highly skilled at this**

Endorsed by **2 of Andrea's colleagues at Diversified Maintenance**

**Budgets** · 24
**Eric Nanni and 23 connections** have given endorsements for this skill

**Process Improvement** · 20
**Eric Nanni and 19 connections** have given endorsements for this skill

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## Recommendations

**Received (0)**        **Given (3)**

**Dwayne Ingram**
Board Director, CEO, President, COO, Strategist, Executive Consultant, M&A,

I have known Dwayne to be one of the most conscientious and hard-working individuals I have ever worked with, with a personable and motivating personality and high work ethic. Dwayne is a thoughtful manager, thorough and direct, technically

Turn-arounds, Business Development, Speaker

December 20, 2017, Andrea reported directly to Dwayne

able, with a "no-nonsense" approach to getting work completed. He always went the extra mile to ensure that the company's success was achieved. Any company would be privileged to have Dwayne as one of its executives.



**Kate Pedrick**

Creative Services leader

September 13, 2011, Kate worked with Andrea in the same group

I had the privilege of working with Kate as her finance partner while she was VP of creative services at hsn. I found Kate to be one of the few people who understood TV shopping while successfully bridging the qualitative flair (creative aspect) and the quantitative side of the business (budgeting/finance ) effortlessly. She partnered well with various groups of the business, always mindful of the her budgetary targets and tasks on hand! She is a well rounded executive and great leader, focused with a can-do attitude ... she is an asset to any group.

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## Accomplishments

4 **Languages** ⌄

French • German • Hungarian • Romanian

## Interests



**Business Control | FP&A | Mana...**
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